Exhibit 3.1

SECOND AMENDMENT TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

October 24, 2025

Cycurion, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Cycurion, Inc.”.

2. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 28, 2021 under the name Western Acquisition Ventures Corp., as amended and restated on January 11, 2022 (the “Amended and Restated Certificate of Incorporation”), as further amended on January 13, 2023, July 11, 2023, January 10, 2024, April 10, 2024, July 2, 2024, October 9, 2024, and January 8, 2025, under the name Western Acquisition Ventures Corp., as amended and restated on February 14, 2025 (the “Second Amended and Restated Certificate of Incorporation”), under the name Cycurion, Inc., as further amended on September 29, 2025 (the “First Amendment to the Second Amended and Restated Certificate”).

3. This second amendment to the Second Amended and Restated Certificate (this “Amendment”) amends the First Amendment to the Second Amended and Restated Certificate.

4. This Amendment was adopted by the Board of Directors of the Corporation and, on August 28, 2025, holders of a majority of the Corporation’s issued and outstanding common stock, including certain holders of preferred stock, which shares vote together with the common stock, approved the Amendment, as set forth below, by written consent, which approval came into effect on September 29, 2025.

5. On October 10, 2025, a resolution was duly adopted by the Corporation’s Board of Directors, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth this Amendment, providing that, effective as of 9:00 a.m., Eastern Time, on October 27, 2025, each thirty (30) issued and outstanding shares of the Corporation’s Common Stock, par value $0.0001 per share, shall be converted into one (1) share of the Corporation’s Common Stock, par value $0.0001 per share, and declaring this Amendment to be advisable

6. The text of Paragraph (b) of Section 4.1 is hereby amended and restated to read in full as follows:

(b)	Reverse Stock Split. Effective with the commencement of business on October 27, 2025 (the “Effective Time”), each thirty (30) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (without interest and subject to withholding taxes, as applicable) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the closing price of Common Stock on the Nasdaq Stock Market on the first business day immediately preceding the Effective Time (as adjusted in good faith by the Corporation to account for the reverse stock split ratio). The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. Each certificate or book entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book entry position has been combined, subject to the elimination of fractional interests set forth above.”

7. All of the other provisions of the Second Amended and Restated Certificate of Incorporation, as amended, shall remain unchanged.

8. This Amendment was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Cycurion, Inc. has caused this Second Amendment to the Second Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

CYCURION, INC.

By:	/s/ L. Kevin Kelly
Name:	L. Kevin Kelly
Title:	Chief Executive Officer